Exhibit 99.1

Pacific Drilling Announces First Quarter 2012 Results

•	Receives Letter of Award for the Pacific Sharav

•	Extends the Pacific Scirocco Contract to Two Years

LUXEMBOURG (May 30, 2012) — Pacific Drilling S.A. (NYSE: PACD) today announced net income of $18.3 million or $0.08 per diluted share on revenue of $117.4 million for the three months ended March 31, 2012. In the comparable prior year period, net loss was $10.1 million or $0.07 per diluted share on no revenue, excluding equity and earnings from our joint venture with Transocean, which was divested in March of 2011. As reflected on our March 31, 2011, financial statements, reported net income for the quarter was $9.1 million or $0.06 per diluted share.

CEO Chris Beckett stated, “During the early part of 2012, demand for ultra-deepwater drillships continued to strengthen, as demonstrated by the acceleration in multi-year inquiries and contract awards with increasingly higher dayrates. We expect to see market demand exceed supply well into 2014. In this favorable market context, the Pacific Sharav received a letter of award from a major oil company for a long term commitment. We expect to provide more details on this commitment in the coming weeks. These positive market dynamics supported our decision to order a seventh drillship, scheduled for delivery in May 2014.”

Regarding the delivered drillships, Mr. Beckett added, “During the first quarter, the Pacific Scirocco and the Pacific Mistral started drilling operations in Nigeria and Brazil, respectively. Pacific Scirocco exceeded our expected efficiency, and our client, Total, has elected to extend the initial term of their contract to two years. We consider this a strong vote of confidence in our company’s performance from a leading deepwater operator. Pacific Mistral started its contract with Petrobras in February 2012, and after its start-up phase, we anticipate the rig will perform in line with our other two operating vessels. The Pacific Bora, in operation since August 2011, continued to deliver revenue efficiency above expectations in line with its 2011 performance. The Pacific Santa Ana, our fourth drillship, recently arrived in the U.S. Gulf of Mexico to start its five-year contract with Chevron. We are extremely proud of Pacific Santa Ana, the first drillship custom-built to perform dual gradient drilling services. Dual gradient drilling, an exciting new technology championed by Chevron, is expected to change the way deepwater wells are drilled, providing a safer more efficient technique than conventional methods, according to a May 2011 report sponsored by the U.S. Bureau of Ocean Energy Management, Regulation and Enforcement.”

Operational Commentary

Contract drilling revenue for the first quarter of 2012 was $117.4 million including recognition of $19.3 million of deferred revenue for mobilization, contract preparation and asset upgrades. Through March 31, 2012, our operating fleet of three rigs achieved an average revenue efficiency of 88.9%(a). During its first 55 days of operations, Pacific Mistral suffered several days of unplanned downtime due to subsea equipment design issues. Pacific Bora and Pacific Scirocco delivered revenue efficiency levels in excess of industry expectation of 90% for a newbuild’s first six months of operations despite similar equipment issues. We have now upgraded all of our blowout preventers (BOP) to fully address this design weakness, with the complete support of the original equipment manufacturer. The BOP issues experienced during the quarter reduced our average quarterly revenue efficiency by more than 5%. Pacific Santa Ana began recognizing revenue on May 4, 2012, after receiving U.S. customs clearance and meeting other required criteria.

Contract drilling expenses for the first quarter of 2012 were $64.9 million, including $14.7 million in amortization of deferred mobilization costs and $5.2 million in shore-based and other support costs. Rig operating expenses for Pacific Mistral and Pacific Scirocco were adversely affected by the start-up costs inherent to the first few months of operations for a new drillship including incremental costs for the upgrade of our BOPs. General and administrative expenses for the first quarter of 2012 totaled $12.4 million and, as anticipated, included approximately $2.1 million in legal fees related to our $1.8 billion credit facility. These expenses were incurred to increase flexibility in the use of our funds and remove some inefficiencies from our corporate structure that should result in cost savings going forward.

First quarter 2012 results also included a pre-tax gain of $23.7 million in loss of hire insurance recovery as a result of previously disclosed claims relating to repairs and upgrades to Pacific Scirocco.

Financial Commentary

Pacific Drilling’s liquidity position was strengthened significantly following two recent financial transactions. In February 2012, the company placed $300 million in senior unsecured bonds with international institutional investors to support the financing of our seventh drillship and our working capital requirements. Our cash balances on March 31, 2012, stood at $627 million, including $358 million of restricted cash related primarily to our project financing facility and collateral for our bonds and lines of credit. On April 19, 2012, we closed on two credit facilities totaling approximately $200 million, under which letters of credit for the same amount were issued to support the Nigeria temporary importation bonds for Pacific Bora and Pacific Scirocco. As a result of securing these facilities, we were able to release approximately $126 million of cash collateral from our restricted cash balance.

During the first quarter of 2012, we invested $102 million in the construction of the fleet, including the initial payment for our seventh drillship. We estimate the remaining capital expenditures for our committed drillships at $1.6 billion.

Footnotes

(a)

Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Conference Call

Pacific Drilling will conduct a conference call at 9:00 a.m. U.S. Central Daylight Time on Thursday, May 31, 2012, to discuss first quarter 2012 results. To participate, dial +1 719-325-2111 or 1-800-211-3767 and refer to confirmation code 2258049 approximately five to ten minutes prior to the scheduled start time of the call. The call will also be broadcast live over the Internet in a listen-only mode and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section of the company’s website, www.pacificdrilling.com.

An audio replay of the conference call will be available after 12:00 p.m. U.S. Central Daylight Time on Thursday, May 31, 2012, by dialing +1 719-457-0820 or 1-888-203-1112 and using access code 2258049. A replay of the call will also be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of seven ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates four recently delivered drillships and has two additional drillships under construction and one on order at Samsung. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Statements regarding information affecting company performance such as the estimated duration of client contracts, contract dayrate amounts, future contract commencement dates and locations, backlog, timing and delivery of newbuilds, capital expenditures, growth opportunities, market outlook, revenue efficiency and other statements that are not historical facts in this press release are forward-looking statements and are subject to certain risks, uncertainties and assumptions and consequently actual results may differ materially from those indicated or implied by such forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Contact:	Amy Roddy

Pacific Drilling Services, Inc.

+1 832 255 0502

Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	March 31,	December 31,
	2012	2011
	(unaudited)
Assets:
Cash and cash equivalents	$269,344	$107,278
Restricted cash	149,195	168,681
Accounts receivable	241,975	62,578
Materials and supplies	44,543	42,986
Deferred financing costs	16,605	15,124
Current portion of deferred mobilization costs	63,801	54,523
Prepaid expenses and other current assets	14,930	10,376

Total current assets	800,393	461,546

Property and equipment, net	3,509,933	3,436,010
Restricted cash	208,287	208,287
Deferred financing costs	32,922	32,386
Other assets	72,501	46,060

Total assets	$4,624,036	$4,184,289

Liabilities and shareholders’ equity:
Accounts payable	$26,044	$26,845
Accrued expenses	35,738	39,095
Current portion of long-term debt	218,750	218,750
Accrued interest payable	18,754	12,099
Derivative liabilities, current	21,549	20,466
Current portion of deferred revenue	86,866	28,829

Total current liabilities	407,701	346,084

Long-term debt, net of current maturities	1,756,250	1,456,250
Deferred revenue	126,918	73,110
Other long-term liabilities	42,923	34,772

Total long-term liabilities	1,926,091	1,564,132

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,900,000 shares outstanding as of March 31, 2012 and December 31, 2011, respectively	2,169	2,169
Additional paid-in capital	2,345,149	2,344,226
Accumulated other comprehensive loss	(63,381)	(60,284)
Retained earnings (accumulated deficit)	6,307	(12,038)

Total shareholders’ equity	2,290,244	2,274,073

Total liabilities and shareholders’ equity	$4,624,036	$4,184,289

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended March 31,
	2012	2011
Revenues
Contract drilling	$117,394	$—
Costs and expenses
Contract drilling	(64,911)	—
General and administrative expenses	(12,440)	(10,513)
Depreciation expense	(22,642)	(140)

	(99,993)	(10,653)
Loss of hire insurance recovery	23,671	—

Operating income (loss)	41,072	(10,653)

Other income (expense)
Equity in earnings of Joint Venture	—	18,955
Interest income from Joint Venture	—	495
Interest expense	(19,280)	(305)
Other income	3,010	230

Income before income taxes	24,802	8,722
Income tax (expense) benefit	(6,457)	372

Net income	$18,345	$9,094

Earnings per common share, basic	$0.08	$0.06

Weighted average number of common shares, basic	216,900,000	150,000,000

Earnings per common share, diluted	$0.08	$0.06

Weighted average number of common shares, diluted	216,902,496	150,000,000

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended March 31,
	2012	2011
Cash flow from operating activities:
Net income	$18,345	$9,094
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Interest income from Joint Venture	—	(495)
Depreciation expense	22,642	140
Equity in earnings of Joint Venture	—	(18,955)
Amortization of deferred revenue	(19,296)	—
Amortization of deferred mobilization costs	14,673	—
Amortization of deferred financing costs	2,861	—
Deferred income taxes	418	(431)
Share-based compensation expense	923	1,726
Changes in operating assets and liabilities:
Accounts receivable	(179,397)	522
Materials and supplies	(1,557)	(9,783)
Prepaid expenses and other assets	(57,364)	(8,456)
Accounts payable and accrued expenses	17,639	7,808
Deferred revenue	131,141	39,819

Net cash (used in) provided by operating activities	(48,972)	20,989

Cash flow from investing activities:
Capital expenditures	(102,115)	(205,522)
Decrease (increase) in restricted cash	19,486	(43,072)

Net cash used in investing activities	(82,629)	(248,594)

Cash flow from financing activities:
Proceeds from long-term debt	300,000	84,000
Deferred financing costs	(6,333)	(3,363)
Proceeds from related-party loan	—	142,205

Net cash provided by financing activities	293,667	222,842

Increase (decrease) in cash and cash equivalents	162,066	(4,763)
Cash and cash equivalents, beginning of period	107,278	40,307

Cash and cash equivalents, end of period	$269,344	$35,544

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income to Pro Forma Net Income (Loss)

(in thousands, except per share information) (unaudited)

Three Months Ended March 31, 2011
Net income	$9,094
Pro forma adjustments:
Equity in earnings of Joint Venture (a)	(18,955)
Interest income from Joint Venture (b)	(495)
Interest expense (c)	305

Pro forma net loss	$(10,051)

Earnings per common share, basic and diluted	$0.06
Pro forma adjustments per share:
Equity in earnings of Joint Venture (a)	(0.13)
Interest income from Joint Venture (b)	(0.00)
Interest expense (c)	0.00

Pro forma loss per common share, basic and diluted	$(0.07)

(a)	Reflects the pro forma elimination of our equity method share of earnings from Joint Venture.
(b)	Reflects the pro forma elimination of interest income on notes receivable from Joint Venture.
(c)	Reflects the pro forma elimination of interest expense incurred on a letter of credit agreement with Transocean directly related to the Joint Venture.